September 2010

To Our Bernstein
Mutual Fund Shareholders

The enclosed material pertains to an upcoming shareholder vote--in particular, the election of members to the Funds' Boards of Directors. For the mutual funds you hold, we've included a proxy statement(s) providing details on the vote, along with a proxy card(s) containing specific voting instructions.

Your vote is important, and we encourage you to vote promptly. If we do not receive your ballot, a Bernstein representative may call you to facilitate the voting process. Please note that Bernstein recommends a vote in favor of the election of each of the nominees as Director.

We appreciate your attention to this important Fund matter. Should you have any questions about the proposals or the voting process, please feel free to contact your Bernstein Advisor.



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